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                                  EXHIBIT 99.8

Contact Information:

Coffin Communications Group                 Diodes Incorporated
15300 Ventura Boulevard, Suite 303          3050 E. Hillcrest Drive
Sherman Oaks, CA  91403                     Westlake Village CA 91362
(818) 789-0100                              (805) 446-4800
Crocker Coulson, Account Executive          Carl Wertz, Chief Financial Officer
crocker.coulson@coffincg.com


FOR IMMEDIATE RELEASE

Diodes, Inc. Announces Move to NASDAQ and Declares Three-for-Two Stock Split

Westlake Village, California - June 14, 2000 - Diodes Incorporated (Amex: DIO), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, announced today that its common stock will commence trading on the NASDAQ Stock Market, National Market System, under the symbol "DIOD," commencing on June 19, 2000.

In addition, the Company's Board of Directors has declared a three-for-two stock split in the form of a 50% stock dividend payable on July 14, 2000 to stockholders of record on June 28, 2000. Under the terms of this stock split in the form of a stock dividend, Diodes' stockholders will receive a dividend in the form of one additional share for every two shares held on the record date. Fractional shares created by the stock dividend will be paid in cash. The dividend will be paid in authorized but unissued shares of the common stock of the Company.

C. H. Chen, President and Chief Executive Officer of Diodes, Inc., said, "We are pleased to be listing our shares on the NASDAQ National Market system and, by doing so, joining many of the world's most innovative growth and technology firms. We believe that the actions of listing on the NASDAQ stock market as well as the three-for-two stock dividend will contribute to enhanced shareholder liquidity and value."

The Company anticipates that the number of outstanding shares of stock after the split will be increased from approximately 5.3 million to approximately 8.0 million shares. The par value of Diodes, Inc.'s stock will not be affected by the split and will remain at $0.66 2/3 per share.

About Diodes Incorporated

Diodes, Inc. (Amex: DIO) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to manufacturers in the telecommunications, computer, electronics and automotive industry. The Company's Far East subsidiaries, Diodes-China and Diodes-Taiwan, manufacture products for sale to North America and Asia. Diodes-China focuses on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others, while Diodes-Taiwan focuses on products destined for a broad base of end products. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission. Recent news releases, annual reports, and SEC filings are available at the Company's website:

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http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.